FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of FEBRARY, 2008

International KRL Resources Corp. (File #00-50902)
(Translation of registrant's name into English)

Suite 1640 -1066 West Hastings Street, Vancouver, B.C. Canada, V6E 3X1
(Address of principal executive offices)

Attachments:

1.	News Release dated February 3, 2008- Results of International KRL Resources Corp. on the Nor IOCG Project

2.	News Release dated February 28, 2008- International KRL Resources Corp. Retains Investor Relations Service Provider

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X_____       Form 40-F ________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.
(Registrant)

Date: March 7, 2008	By: /s/ Judith T. Mazvihwa
Name
Its: CFO/Director
(Title)

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

RESULTS OF INTERNATIONAL KRL RESOURCES 2007 EXPLORATION PROGRAM ON THE NOR IOCG PROJECT

Monday, February 3, 2008 – International KRL Resources Corp. (TSXV:KRL) today announced the results of the 2007 exploration program on its 100%-owned (subject to a 2% NSR), 448 claim (9,360 ha) Nor Project, located east of the Dempster Hwy, 395 km northeast of Dawson City, Yukon Territory.

The 2007 exploration program involved a high resolution airborne magnetic and radiometric survey, 1,188m of diamond drilling in 7 holes, mapping and prospecting. Specifications of the 2007 drill holes with UTM co-ordinates in Nad 83, Zone 8 projection are as follows.

Hole No.	Easting	Northing	Elev. (m)	Azimuth	Dip	Depth (m)
NOR 07-10	485442	7345451	646	48°	-55°	89.9
NOR 07-11	484131	7345114	746	57°	-60°	301.8
NOR 07-12	482694	7349591	766	48°	-65°	262.13
NOR 07-13	482857	7348286	948	57°	-70°	100.7
NOR 07-14	483054	7348419	964	237°	-70°	231
NOR 07-15	483054	7348419	964	57°	-70°	125
NOR 07-16	485787	7345129	609	270°	-70°	77.72

Holes NOR 07-12 to -15 targeted the contact zone of a body of Wernecke Breccia with the surrounding Fairchild Lake Group within which copper mineralization was intersected in 2006, including 0.25% Cu over 20m from hole NOR 06-09 (see News Release November 7, 2006). Holes NOR 07-10 to –11 and –16 targeted coincident geochemical and geophysical uranium anomalies in the southern property area. Results from the 2007 diamond drill program, calculated as weighted averages, are summarized below:

Hole No.	From	To	Interval (m)	Cu (%)
NOR 07-14	34.0	45.0	11.0	0.14
including	35.0	38.0	3.0	0.42
NOR 07-15	3.05	68.0	64.95	0.20
including	3.05	35.0	31.95	0.29
(which includes	20.0	35.0	15.0	0.38)
including	44.0	68.0	24.0	0.14

Uranium mineralization observed in surface samples and trenches, with values of 1.3% to 5.54% U3O8 from grab samples over a strike length of more than 1.1 km (see News Release September 10, 2007), was not intersected in the drill program. Trenching is necessary to determine the orientation of the mineralization, which occurs as brannerite.

All samples were analyzed for gold and ICP by Eco Tech Laboratory of Kamloops British Columbia, an ISO accredited laboratory. Standard quality control procedures were employed and the Company inserted one standard in every 50 samples sent to the laboratory.

The 2007 airborne magnetic and radiometric survey outlined a deep seated intrusive feature towards the east. The Wernecke Breccia exposure corresponds to a magnetically active zone, probably due to alteration and/or faulting, and elevated thorium values. Elevated potassium values occur in the southeast survey area.

An aggressive exploration program of soil geochemistry, trenching and diamond drilling is proposed for 2008. The Company raised $3.2 million in December 2007 to fund exploration programs in the Yukon and has a drill contractor secured for the 2008 season.

Jean Pautler, P.Geo., Consulting Geologist, is the Qualified Person with respect to the technical information contained herein.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a tremendous property portfolio prospective for uranium, copper, gold and nickel. The Company is currently drilling at its Nor IOCG project in the Yukon.

For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”
-------------------------
Seamus Young
President and CEO

For Further Information Please Contact:

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.
TSX-V: IRK
PK (USA): IRKLF
NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)

INTERNATIONAL KRL RESOURCES RETAINS INVESTOR RELATIONS SERVICE PROVIDER

NOT FOR DISSEMINATION IN THE UNITED STATES OR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

Vancouver – Thursday, February 28, 2008 – International KRL Resources Corp. (the “Company”) (TSXV:IRK) is pleased to announce that it has retained Earl Hope to provide investors relations services on a part-time (50%) basis for a period of twelve months, effective March 1, 2008. Mr. Hope shall be paid the sum of $3,000 per month and has been granted 100,000 incentive stock options under the Company’s stock option plan. The options are exercisable at a price of $0.15 share for a period of two years and 25% of the options shall vest on dates that are three, six, nine and twelve months following the date of grant.

Mr. Hope has served over 29 years as a financial advisor with Westcoast Securities, Midland Capital Inc., and Canaccord Capital Corp.; specializing in financing, underwriting and IPOs. In addition, Mr. Hope has over eight years of investor relations experience in a number of industry sectors including mining and oil & gas exploration.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of Canadian mineral properties. It has a diversified property portfolio prospective for uranium, copper and gold as well as lead-zinc-silver. For more information on the property portfolio and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

For Further Information Please Contact:

Seamus Young, President and CEO, 604-689-0299 x223
Judith Mazvihwa, Chief Financial Officer, 604-689-0299 x224

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.